Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

General

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The Company has designated 1,000,000 shares as Series A preferred stock. As of June 30, 2024, there were 10,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of common stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Dividends

Holders of common stock are entitled to receive dividends if, as and when declared by the Company’s Board of Directors out of funds legally available therefore, subject to any dividend restrictions imposed by the Company’s creditors. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the normal course of business, or the Company’s total assets would be less than the minimum of its total liabilities.

Preferred Stock

The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends, if any, on the common stock. In addition, holders of the preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company’s securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue preferred stock with dividend, liquidation, redemption, voting and conversion rights which could adversely affect the holders of common stock.

The Company has designated 1,000,000 shares of the preferred stock as Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to 1,000 votes on any matter submitted to the holders of common stock. The Series A Preferred Stock is not convertible. The Company has not issued, and at present has no intention to issue, any shares of Series A Preferred Stock.

Options and Warrants

None.

Debt Securities

None.

Other Securities to be Registered

None.

Transfer Agent

The Company does not currently have a transfer agent.